# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L108
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 80 E RICH STREET, SUITE 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0001690820
Persons authorized to receive notices and communications: Ernest Garcia III, 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281, (602) 922-9866; Robert M. Hayward, P.C., Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, (312) 862-2000; Robert E. Goedert, P.C., Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, (312) 862-2000

## Reporting persons
- Carvana Group, LLC (CIK 0001737364): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,952,386; sole dispositive power 0; shared dispositive power 7,952,386; aggregate amount beneficially owned 7,952,386 (41.5% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 7,171,659 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5).
  The percentage of class is based on approximately 11,200,000 shares of Class A Common Stock issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 7,171,659 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants although, on a fully diluted basis, such amount represents 34.3% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of February 19, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).
- Carvana Co. Sub LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,952,386; sole dispositive power 0; shared dispositive power 7,952,386; aggregate amount beneficially owned 7,952,386 (41.5% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 7,171,659 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5).
  The percentage of class is based on approximately 11,200,000 shares of Class A Common Stock issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 7,171,659 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants although, on a fully diluted basis, such amount represents 34.3% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of February 19, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).
- Carvana Co. (CIK 0001690820): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,952,386; sole dispositive power 0; shared dispositive power 7,952,386; aggregate amount beneficially owned 7,952,386 (41.5% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 7,171,659 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5).
  The percentage of class is based on approximately 11,200,000 shares of Class A Common Stock issued and outstanding as of February 19, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock and 7,171,659 shares of Class A Common Stock issuable on exercise of the Exercisable Warrants although, on a fully diluted basis such amount represents 34.3% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of February 19, 2025 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock and the Warrant Shares held by Carvana Group, LLC).

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E RICH STREET, SUITE 500, Columbus, Ohio (OH), 43215
Comment: This Amendment ("Amendment No. 8") amends the Schedule 13D filed with the SEC on October 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on August 24, 2022 ("Amendment No. 1") ; Amendment No. 2, filed with the SEC on September 6, 2022 ("Amendment No. 2"); Amendment No. 3, filed with the SEC on August 7, 2023 ("Amendment No. 3"); Amendment No. 4, filed with the SEC on September 1, 2023 ("Amendment No. 4"); Amendment No. 5 filed with the SEC on November 15, 2023 ("Amendment No. 5"); Amendment No. 6 filed with the SEC on May 7, 2024 ("Amendment No. 6") and Amendment No. 7 filed with the SEC on August 9, 2024 ("Amendment 7" and collectively together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No.6, the "Schedule 13D") relating to the Issuer, with respect to the Class A Common Stock of the Issuer. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Rows 11 and 13 of the cover pages hereto is incorporated herein by reference.

The reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer and 7,171,659 shares of Class A Common Stock issuable upon exercise of Exercisable Warrants (as defined in Item 5 below), all of which are directly held by Carvana Group, LLC. As the sole manager of Carvana Group, LLC, Carvana Co. Sub LLC may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC, and as the sole member of Carvana Co. Sub LLC, Carvana Co. may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC.

Each holder of Preferred Stock will have the right, at its option, to convert its Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Class A Common Stock determined in accordance with the then-effective Conversion Rate. The "Conversion Rate" is equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price is subject to customary adjustments, including in the event of any stock split, reverse stock split, stock dividend, recapitalization or similar events.

Carvana Group, LLC currently holds eight tranches of warrants of the Issuer (the "Warrants"), three tranches of which are "short-term Warrants" and five tranches of which are "long-term Warrants." The short-term Warrants expire on September 1, 2025, and the long-term Warrants expire September 1, 2027. The short-term Warrants have exercise prices of $180.00 to $216.00 and the long-term Warrants have exercise prices of $180.00 to $540.00, as adjusted pursuant to the one-for-eighteen reverse stock split effected by the Issuer on August 12, 2022. The Tranche 1 Warrant, representing the right to purchase 2,365,841 shares of Class A Common Stock at an exercise price of $180.00, became exercisable on September 1, 2022, upon completion of the integrated automobile insurance solution for Carvana Group, LLC's online car buying platform (the "Integrated Platform"). The Tranche 2 Warrant, representing the right to purchase 3,210,784 shares of Class A Common Stock at an exercise price of $198.00, became exercisable on November 14, 2023, and the Tranche 3 Warrant, representing the right to purchase 1,595,034 shares of Class A Common Stock at an exercise price of $216.00, became exercisable on May 3, 2024, both upon the achievement of certain insurance sales metrics through the Integrated Platform (the Tranche 3 Warrant, Tranche 2 Warrant and Tranche 1 Warrant, together, the "Exercisable Warrants"). The remaining five tranches of warrants are also subject to certain conditions to exercise, including relating to the achievement of additional defined milestones tied to insurance sales through the Integrated Platform.

As a result of their beneficial ownership of the Preferred Stock and the Exercisable Warrants, the Reporting Persons may be deemed to beneficially own an aggregate of 7,952,386 shares of Class A Common Stock, which represents approximately 41.5% of the outstanding shares of the Issuer's Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Act, although on a fully-diluted and as-converted basis, such aggregate amount represents approximately 34.3% of the total Common Stock of the Issuer. Such aggregate amount of shares of Class A Common Stock includes 780,727 that would be received upon conversion of the Preferred Stock, 2,365,841 that would be received upon the exercise of the Tranche 1 Warrant, 3,210,784 that would be received upon exercise of the Tranche 2 Warrant, and 1,595,034 that would be received upon exercise of the Tranche 3 Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 7-10 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item (c) of the Schedule 13D is hereby amended and restated in its entirety as follows.

This Amendment No. 8 is being filed to reflect the change in percentage ownership previously reported solely as a result of the change in the outstanding Common Stock reported by the Issuer as of February 19, 2025 in the Issuer's most recent Form 10-K, filed with the SEC on February 26, 2025. The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Amendment No. 8 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer's Common Stock referred to herein for purposes of the Act, or for any other purpose.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Carvana Group, LLC: /s/ Paul Breaux, By: Carvana Co. Sub LLC, Its: Sole Manager, By: Carvana Co., Its: Sole Member, Paul Breaux, Title: Vice President, General Counsel and Secretary (02/28/2025)
- Carvana Co. Sub LLC: /s/ Paul Breaux, By: Carvana Co., Its: Sole Member, Paul Breaux, Title: Vice President, General Counsel and Secretary (02/28/2025)
- Carvana Co.: /s/ Paul Breaux, Paul Breaux, Title: Vice President, General Counsel and Secretary (02/28/2025)